Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906     Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Announce Live Webinar

May 5, 2022	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

Greenbriar Capital Corp. (the "Company" or "Greenbriar") is very pleased to announce on Monday, May 9, 2022, a live webinar will be organized where the CEO of Greenbriar, Mr. Ciachurski, will discuss the latest exciting developments and answer all investors' questions.

If you want to send in questions, please e-mail them timely to the host at sven.vandebroek@gmail.com.

Link to join the webinar:

https://us06web.zoom.us/j/87106120098
Meeting ID: 871 0612 0098

Date: Monday, May 9, 2022
Time: 11 AM PDT (Los Angeles), 2 PM EDT (New York), 8PM (Brussels)

Add to Google calendar: https://us06web.zoom.us/webinar/tZMsd--prDsqE9y3_eeOI1mhEV7IsCa2RuBG/calendar/google/add

Add to Outlook Calendar (.ics): https://us06web.zoom.us/webinar/tZMsd--prDsqE9y3_eeOI1mhEV7IsCa2RuBG/ics

A recording of the webinar will be posted on: https://www.youtube.com/channel/UCoY-pNjZb2uaaM0U_JIsybw

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

About Greenbriar Capital Corp.

Greenbriar is a leading developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are generally identifiable by the use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. These statements, however, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed, implied by or projected in the forward-looking information or statements.

Important factors that could cause actual results to differ from these forward-looking statements include but are not limited to: risks related to the development and potential development of the Company's projects, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the availability of tax incentives in connection with the development of renewable energy projects and the sale of electrical energy, as well as those factors discussed in the sections relating to risk factors discussed in the Company's continuous disclosure filings on SEDAR.  There can be no assurance that any forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. Except as required by law, the Company does not intend to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF